Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

15 September 2011
ASX ANNOUNCEMENT

Mission Petitions US Regulator for RFS2 Approval of its
g-Palm Biodiesel

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT), a global provider of environmentally sustainable biofuels, has announced the in-house development of an improved palm oil supply chain process called “Mission g-Palm" that maximizes green house gas savings when producing g-Palm Biodiesel.  Mission has petitioned the U.S. Environmental Protection Agency for approval to sell the enhanced g-Palm oil based biodiesel into the USA. Whilst the EPA continues to study and consider generic palm oil for approval,  Mission has proceeded with this petition since the “Mission g-Palm” process yields better GHG emissions results.

The use of Mission's g-Palm biodiesel has already been welcomed in major European markets after demonstrating to regulatory authorities that it meets EU sustainability requirements.

Mission g-Palm Oil Biodiesel reduces green house gas throughout the entire supply chain including production, milling and refining processes.

In addition to improving existing biofuels feedstocks, Mission is developing Jatropha, an in-edible biofuel feedstock, being cultivated by Mission’s contract farmers on arid, marginal lands in India.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com

Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com